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Filed by Johnson & Johnson pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: Inverness Medical Technology, Inc.
Commission File No.: 000-20871
Johnson & Johnson and Inverness today jointly issued the following press release.


Johnson & Johnson
Press Contact:      Jeffrey J. Leebaw
                    (732) 524-3350
       (Home)       (732) 821-6007

Johnson & Johnson                       Inverness Medical Technology
Investor Contacts:  Helen E. Short      Investor Contact: Doug Guarino
                    (732) 524-6491                        (781) 314-4162
                    Lesley Fishman
                    (732) 524-3922

                    Andrea Ferris
                    (732) 524-6486


                             FOR IMMEDIATE RELEASE

                      JOHNSON & JOHNSON AGREES TO ACQUIRE
                         INVERNESS MEDICAL TECHNOLOGY'S
                        DIABETES CARE PRODUCTS BUSINESS
                  IN $1.3 BILLION STOCK-FOR-STOCK TRANSACTION
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                INVERNESS TO CREATE NEW PUBLICLY-TRADED COMPANY
              FOR WOMEN'S HEALTH AND OTHER NON-DIABETES BUSINESSES

     New Brunswick, NJ and Waltham, MA (May 23, 2001) -- Johnson & Johnson (NYSE: JNJ), the world's most comprehensive and broadly based manufacturer of health care products, and Inverness Medical Technology (AMEX: IMA), a developer of innovative products focused primarily on the self-management of diabetes, today announced they have entered into a definitive agreement, whereby Johnson & Johnson would acquire Inverness, excluding certain businesses, in a stock-for-stock exchange.

     At the time of the acquisition, Inverness will split off its businesses in women's health, nutritional supplements and clinical diagnostics to form a new publicly traded company owned by Inverness shareholders. Johnson & Johnson will buy the Inverness diabetes care products businesses.


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     Under the agreement, shareholders of Inverness will receive Johnson &
Johnson common stock with a value of $35.00, plus a common stock interest in the new company, for each share of Inverness. The net equity value of the diabetes care products business is approximately $1.3 billion, based on Inverness' 38 million fully diluted shares outstanding. Johnson & Johnson intends to account for the transaction under the purchase method. Johnson & Johnson's acquisition of the diabetes care products business is intended to be tax-free to the shareholders of Inverness.

     The boards of directors of Johnson & Johnson and Inverness have approved the agreement, which will require the approval of Inverness shareholders. The transaction also is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act, certain European competition approvals and other customary closing conditions.

     Inverness will become part of Johnson & Johnson's LifeScan franchise, a leading maker of blood glucose monitoring systems for home and hospital use. The business to be acquired by Johnson & Johnson will include Inverness' electrochemical blood glucose meters and strips (including the ONE TOUCH FastTake and ONE TOUCH Ultra meters and strips), and two recent Inverness acquisitions -- LXN Corporation, which makes dual glucose and fructosamine monitors, and Integ Incorporated, which has developed advanced interstitial fluid sampling technology. In addition, Johnson & Johnson will gain rights to the Debiotech S.A. technology which will be used to develop an external insulin pump.

     "The worldwide market for self-testing, whole blood glucose products was approximately $3.5 billion in 2000 and is forecasted to more than double by 2010," said James T. Lenehan, Vice Chairman of Johnson &


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Johnson and Worldwide Chairman, Medical Devices and Diagnostics Group.
"Inverness has a very strong near-term pipeline of blood glucose meters and test strips; and a promising long-term pipeline of emerging new technologies. This acquisition will position LifeScan to enter new market segments and help establish a lasting leadership across the diabetes care marketplace -- one of Johnson & Johnson's major platforms for growth."

       "In the United States alone, an estimated 6 percent of the U.S. population -- about 16 million people -- have either type 1 or type 2 diabetes," said Eric Milledge, Company Group Chairman responsible for the worldwide LifeScan franchise. "Worldwide, the number of people estimated to have diabetes is at least 100 million. These medical devices play a critical role in managing the disease."

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       Inverness' proprietary blood glucose monitoring systems are currently marketed worldwide by LifeScan. They include the latest technological innovation in the field: the ONE TOUCH Ultra Blood Glucose Monitoring System, which offers patients the fastest available test time (five seconds) and the ability to take blood, in smaller amounts, from the forearm -- a less painful method than the traditional finger-stick.

       The new publicly traded company to be split off to Inverness shareholders will retain rights to utilize Inverness' electrochemical and interstitial technology platform for certain diagnostic applications outside the field of diabetes. It is anticipated that the new company will be led by the current Inverness corporate management team based in Waltham, Massachusetts and will retain $40 million in cash following the split-off.
       Ron Zwanziger, Chairman of Inverness, stated "We believe we have put together a true 'win-win' situation encompassing both people with diabetes and Inverness shareholders. Johnson & Johnson appears ideally situated to take Inverness' innovative diabetes technologies to the next level for the diabetes population. At the same time, Inverness investors will get a premium price plus an interest in a new company that we expect will explore and capitalize on other applications for our electrochemical and interstitial technologies."
       The transaction is expected to close in the fourth quarter of 2001. For Johnson & Johnson, there would be a one-time charge in 2001 of approximately $100 million or $.07 per share, primarily associated with the write-off of in-process research and development. Additionally, based on proposed accounting rules regarding the treatment of goodwill scheduled to be implemented next quarter, Johnson & Johnson estimates dilution per share of $.02 in 2001, $.02 in 2002, and that the transaction would be accretive thereafter. Excluding the one-time charges, Johnson & Johnson expects to fund the impact on 2001 and 2002 earnings per share and therefore remains comfortable with its previous earnings guidance.
       In April, Johnson & Johnson indicated that excluding the impact of the pending ALZA transaction, it was comfortable toward the middle of the 2001 earnings per share estimates, which range from $3.85 to $3.90. With regard to 2002, Johnson & Johnson indicated it was comfortable with the consensus earnings per share estimate of $4.35.

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     Inverness Medical Technology develops, manufactures, and markets innovative products focused primarily on diabetes self-management. Inverness also markets diabetes products as well as a line of women's health products to consumers through its own established retail distribution networks including Wal-Mart, CVS and Walgreens.

     Inverness Medical Technology's manufacturing facilities are located in Inverness, Scotland; Galway, Ireland; Yavne, Israel; San Diego, California, and its European sales office is located in Munich, Germany. Inverness has approximately 1,000 employees, with headquarters in Waltham, Massachusetts. Covington Associates, ABN AMRO and UBS Warburg assisted Inverness with this transaction. ABN AMRO and UBS Warburg have each provided an opinion to Inverness as to the fairness, from a financial point of view, of the consideration to be received in the merger by the holders of Inverness common stock.

     Johnson & Johnson, with approximately 99,200 employees, is the world's most comprehensive and broadly based manufacturer of health care products, as well as a provider of related services, for the consumer, pharmaceutical and medical devices and diagnostics markets. Johnson & Johnson has more than 190 operating companies in 51 countries around the world, selling products in more than 175 countries. For more information on Johnson & Johnson, please visit the company's website at http://www.jnj.com.

                               NOTE TO INVESTORS

     Johnson & Johnson and Inverness Medical Technology will conduct a conference call with financial analysts to discuss this news release today at noon, Eastern Daylight Savings time. A simultaneous webcast of the call for interested investors and others may be accessed by visiting the Johnson & Johnson or Inverness web sites at www.jnj.com or www.Invernessmedical.com. A replay of the webcast will be available approximately two hours after the live webcast by visiting the Johnson & Johnson website at www.jnj.com and clicking on "Webcast Archives" in the Investor Relations section.

     This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include the satisfaction of the conditions to closing, including receipt of shareholder and regulatory approval; the tax-free nature of the acquisition of the diabetes care products business of Inverness; general industry and market conditions; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals domestic and foreign healthcare reform; trends toward managed care and healthcare cost containment; and governmental laws and regulations affecting domestic and foreign operations. A further list and description of these risks, uncertainties and other factors can be found in Johnson & Johnson's Cautionary Statement filed as an Exhibit to Johnson & Johnson's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, (copies of which are available on request from the Company) and in Inverness' reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation those risks and uncertainties described under "Certain Factors Affecting Future Results" in Exhibit 13.1 to Inverness' Annual Report on Form 10-K for the year ended December 31, 2000. The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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ADDITIONAL INFORMATION AND WEHRE TO FIND IT

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     This material is not a substitute for the prospectus/proxy statement
Johnson & Johnson and Inverness Medical Technology (and a subsidiary thereof) will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it will become available. The prospectus/proxy statement and other documents which will be filed by Johnson & Johnson and Inverness Medical Technology (and a subsidiary thereof) with the Securities and Exchange Commission will be available free of charge at the SEC's website (www.sec.gov <http://www.sec.gov>) or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request when such a filing is made to Inverness Medical Technology, Inc., 51 Sawyer Road, Suite 200, Waltham, MA 02453, Attention: Investor Relations, telephone (781) 647-3900.

     Inverness Medical Technology, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Inverness Medical Technology and their ownership of Inverness Medical Technology stock is set forth in the proxy statement for Inverness medical Technology's 2001 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.

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